Exhibit 99.1

Genmab Achieves USD 40 Million Milestone in Collaboration with AbbVie

Company Announcement

●	Genmab to receive USD 40 million milestone payment from AbbVie
●	Milestone triggered by progress in Phase 3 study of epcoritamab in diffuse large B-cell lymphoma

Copenhagen, Denmark; January 13, 2021 – Genmab A/S (Nasdaq: GMAB) announced today that it has reached the first milestone in its collaboration with AbbVie. A USD 40 million milestone payment was triggered by the first patient dosed in the Phase 3 study of subcutaneous epcoritamab versus investigator’s choice of chemotherapy in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL).

“We are very pleased that the first Phase 3 study of epcoritamab has been activated at multiple clinical sites and the first cancer patient has been dosed. We look forward to continued rapid progress in this exciting and rapidly broadening development program,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Epcoritamab is being co-developed by Genmab and AbbVie.

The milestone will be reflected in Genmab’s 2021 guidance, which will be published on February 23, 2021.

About the Study

The Phase 3, open-label, randomized study (GCT3013-05, NCT04628494) will include approximately 480 patients with relapsed or refractory DLBCL who failed or are ineligible for autologous stem cell transplant (ASCT). Patients will be randomized to receive either subcutaneous epcoritamab or one of two chemotherapy regimens as per investigator’s choice, either rituximab, gemcitabine and oxaliplatin (R-GemOx) or bendamustine and rituximab (BR). The primary endpoint of the study is overall survival.

About Epcoritamab

Epcoritamab is an investigational IgG1-bispecific antibody created using Genmab’s proprietary DuoBody technology. Genmab’s DuoBody-CD3 technology is designed to direct cytotoxic T cells selectively to tumors to elicit an immune response towards malignant cells. Epcoritamab is designed to simultaneously bind to CD3 on T cells and CD20 on B cells and induces T cell mediated killing of lymphoma B cells.1 CD20 is a clinically validated therapeutic target, and is expressed on many B-cell malignancies, including diffuse large B-cell lymphoma, follicular lymphoma, mantle cell lymphoma and chronic lymphocytic leukemia.2,3 Epcoritamab is being co-developed by Genmab and AbbVie as part of the companies’ broad oncology collaboration.

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of patients with cancer. Founded in 1999, Genmab is the creator of multiple approved antibody therapeutics that are marketed by its partners. The company aims to create, develop and commercialize differentiated therapies by leveraging next generation antibody technologies, expertise in antibody biology, translational research and data sciences and strategic partnerships. To create novel therapies, Genmab utilizes its next generation antibody technologies, which are the result of its collaborative company culture and a deep passion for innovation. Genmab’s proprietary pipeline consists of modified antibody candidates, including bispecific T cell engagers and next generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. The company is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 02
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Achieves USD 40 Million Milestone in Collaboration with AbbVie

Contact:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®.

1Engelbert et al. “DuoBody-CD3xCD20 induces potent T-cell-mediated killing of malignant B cells in preclinical models and provides opportunities for subcutaneous dosing.” EBioMedicine. 2020 Feb;52: 102625. doi: 10.1016/j.ebiom.2019.102625. Epub 2020 Jan 23. PMID: 31981978; PMCID: PMC6992935.

2Rafiq, Sarwish, et al. “Comparative Assessment of Clinically Utilized CD20-Directed Antibodies in Chronic Lymphocytic Leukemia Cells Reveals Divergent NK Cell, Monocyte, and Macrophage Properties.” Journal of Immunology (Baltimore, Md. 1950), U.S. National Library of Medicine, 15 Mar. 2013, www.ncbi.nlm.nih.gov/pmc/articles/PMC3631574/.

3Singh, Vijay, et al. “Development of Novel Anti-Cd20 Monoclonal Antibodies and Modulation in Cd20 Levels on Cell Surface: Looking to Improve Immunotherapy Response.” Journal of Cancer Science & Therapy, U.S. National Library of Medicine, Nov. 2015, www.ncbi.nlm.nih.gov/pmc/articles/PMC4939752/.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 02
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122